Exhibit 21.1

Subsidiaries of Lehigh Gas Partners LP

Name	State
LGP Operations LLC	Delaware
Lehigh Gas Wholesale LLC	Delaware
LGP Realty Holdings LP	Delaware
Lehigh Gas Wholesale Services, Inc.	Delaware
Express Lane, Inc.	Florida